

January 17, 2012

Via Email
Chizkyau Lapin
Chairman, President and Chief Executive Officer
DarkStar Ventures, Inc.
410 Park Avenue, 15th Floor
New York, New York 10022

> **Re: DarkStar Ventures, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed December 29, 2011**
> **File No. 333-176969**

Dear Mr. Lapin:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Dilution, page 16

1. We note your revised dilution table on page 16. Please expand your disclosure to clearly reflect the dilution to potential purchasers in the offering as compared to the effective cash cost to your CEO, Mr. Lapin, of the shares acquired by him in the May 1, 2011 transaction disclosed on page 47 of your filing. In this regard, we note that Mr. Lapin paid a purchase price of $0.0001 per share, which is substantially less than the selling shareholders' public offering price of $0.05 per share. See Item 506 of Regulation S-K.

Condensed Balance Sheet, page 32

2. Please include a balance sheet as of the end of the preceding fiscal year alongside your October 31, 2011 balance sheet. Reference made to Rule 8-03 of Regulation S-X.

Notes to Unaudited Condensed Financial Statements, page 36

Note 1 – Organization and Basis of Presentation, page 36

3. In response to comment 3 of our letter dated December 9, 2011, you state that you have revised your disclosure to delete the statement that the company has not commenced its planned principal operations. However, we note that the first sentence of the fifth paragraph on page 36 now states that you have not commenced planned principal operations. Please revise or advise.

4. We note in the fifth paragraph you refer to a net loss of $12,187 for the quarter ended October 31, 2011 and a net loss of $29,510 for the period May 8, 2007 to October 31, 2011. This is not consistent with your condensed statement of operations on page 33. Please explain or revise accordingly.

Item 15. Recent Sales of Unregistered Securities, page 47

5. Please revise the first paragraph under "Recent Sales of Unregistered Securities" to disclose the aggregate offering price of the 3,500,000 shares of your common stock sold to 39 investors in May and June 2011. See Item 701 of Regulation S-K.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272, or in his absence James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Attorney-Advisor, at (202) 551-3485 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Christopher F. Chase for

Mara L. Ransom
Assistant Director

cc: David Lubin
        Via Email